February 29, 2016

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Craig Wilson, Senior Assistant Chief Accountant
Morgan Youngwood, Staff Accountant

Re:	Palo Alto Networks, Inc.
Form 8-K
Filed November 23, 2015
Form 10-K for the Fiscal Year Ended July 31, 2015
Filed September 17, 2015
File No. 001-35594

Ladies and Gentlemen:

Palo Alto Networks, Inc. (the “Company”), submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 16, 2016, relating to the above referenced filings.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 8-K filed on November 23, 2015

1.	We note on page 9 that your Non-GAAP weighted-average shares used to compute diluted net income per share includes the potentially dilutive effect of employee equity incentive plan awards and convertible senior notes outstanding. Please reconcile the 5.6 million weighted-average effect of potentially dilutive securities, included in your Non-GAAP weighted-average shares, with the 20.1 million excluded from your computation of diluted net loss per share on page 13 of your most recent Form 10-Q. In addition, please explain why the $0.7 million of non-cash interest expense related to the convertible notes, included in your reconciliation of Non-GAAP diluted net income per share, will not require cash to settle.

The Company supplementally advises the Staff that the weighted-average effect of 5.6 million potentially dilutive securities included in the Company’s Non-GAAP diluted weighted-average shares outstanding (WASO) differs from the 20.1 million shares excluded from the Company’s computation of diluted net loss per share on page 13 of its Quarterly Report on Form 10-Q for the first quarter of fiscal 2016 primarily due to the application of the treasury stock method. The treasury stock method assumes that 1) all outstanding in the money securities are settled by issuing common stock, and 2) the proceeds generated by those securities are used to repurchase common stock at the average market price during the period. The net impact is the effect of potentially dilutive securities. Please note that the Company incurred a net loss of $38.7 million on a GAAP basis and generated net income of $31.6 million on a non-GAAP basis during the three months ended October 31, 2015. In addition, the Company’s Non-GAAP diluted WASO, as defined on page 5 of its Current Report on Form 8-K filed on November 23, 2015, includes the anti-dilutive effect of its note hedge agreements, which reduces the potential economic dilution that otherwise would occur upon conversion of the convertible senior notes. Please see reconciliation in table below.

	Q1’16
WASO used to compute net income (loss) per share, basic	85.1

Potentially dilutive securities:	|---A---|	|---B---|
Employee stock options	2.0	2.9
Employee restricted stock units	2.6	6.8
Conversion option issued in connection with convertible senior notes	1.8	5.2
Warrants issued in connection with convertible senior notes	1.0	5.2

Effect of potentially dilutive securities	7.4	20.1

ADD: Impact of note hedge issued in connection with convertible senior notes	(1.8)

Non-GAAP weighted average effect of potentially dilutive securities	5.6

Non-GAAP WASO used to compute net income (loss) per share, diluted	90.7

A: Weighted average effect of potentially dilutive securities after application of the treasury stock method on a non-GAAP basis.

B: Outstanding securities that could potentially dilute GAAP basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period presented.

The Company supplementally advises the Staff that the non-cash interest expense related to the convertible notes is not, for example, coupon interest that would require cash settlement. Instead, the $5.8 million of non-cash interest expense is comprised of 1) quarterly accretion of the debt component of $5.2 million, and 2) quarterly amortization of deferred offering costs of $0.6 million, both of which are non-cash expenses that do not require cash to settle. The non-cash interest expense excluded from the Company’s computation of non-GAAP net income increased its non-GAAP diluted EPS by approximately $0.07 per share.

Form 10-K for the Fiscal Year Ended July 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 45

2.	We note that sales and marketing expense represents approximately 56.3% and 56% of the total revenues during fiscal 2015 and 2014. We further note that sales and marketing expense consists primarily of personnel costs, including commission costs and also includes costs for market development programs, promotional and other marketing costs, travel costs, professional services, and allocated costs. Please tell us your consideration of providing enhanced quantitative and qualitative disclosures that separately discuss the components of selling and marketing expense. This appears to be important and material information necessary to understanding and evaluating your results of operations. We refer to you SEC Interpretive Release No. 33-8350.

The Company supplementally advises the Staff that the Company considered the guidance in SEC Interpretive Release No. 33-8350 in preparing the results of operations disclosure for the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of its Annual Report on Form 10-K for the fiscal year ended July 31, 2015 (the “Form 10-K”). The Company has historically taken the approach of describing the material effects of key trends by quantifying the impact of the trend as a dollar change between periods as opposed to quantifying the components themselves. For example, the Company states that “Sales and marketing expense increased $187.9 million for fiscal 2015 compared to fiscal 2014 due to an increase in personnel costs of $140.4 million largely due to an increase in headcount.” As a component of Sales and Marketing expense, personnel costs grew from $227.4 million in fiscal 2014 to $367.8 million in fiscal 2015 due to headcount growth, which increased 50.9%, growing from 956 employees to 1,443 employees over that same time period. For fiscal 2015, personnel costs represented approximately 70.3% of the Company’s Sales and Marketing expense.

The Company supplementally advises the Staff that, in future filings, it will provide enhanced quantitative and qualitative disclosures that discuss the material components of the Company’s Sales and Marketing expenses, including headcount and headcount growth, to the extent applicable.

Provision for Income Taxes, page 48

3.	We note from your income tax and segment disclosures in Notes 12 and 15, on pages 81 and 85 respectively, what appear to be disproportionate relationships among domestic and foreign revenues, pre-tax income (losses) and related provisions both within and across the three years presented. For example, the relationship of your non-U.S. revenues to non-U.S. pre-tax loss and related foreign tax provision appears to require expanded MD&A disclosures as to how your mix of geographic revenues and related income tax planning has historically impacted or is reasonably likely to impact future results of operations and financial position. Please explain the material components of foreign effective income tax rates and their importance in understanding U.S. and non-U.S. contributions to your results of operations. Tell us how you would consider revision to MD&A to explain the foregoing issues in future filings.

The Company respectfully advises the Staff that, during fiscal years 2013 and 2015, the Company implemented and operated intercompany arrangements that included initial and ongoing reorganizations of its corporate structure to more closely align with the international nature of its business. These reorganizations have caused, and may continue to cause, disproportionate relationships among domestic and foreign revenues, pre-tax income (losses) and related provisions.

The global revenue mix disclosure on page 85 of the Form 10-K reflects revenue from customers and, therefore, does not reflect the impact of intercompany arrangements such as revenue from intercompany transactions.

Pre-tax income (losses) by jurisdiction from note 12 on page 81 includes intercompany results. Additionally, the Company’s operations in foreign jurisdictions have historically incurred a larger proportion of operating costs primarily due to the costs associated with entering new markets. Foreign pre-tax income also considers additional costs from implementing the Company’s international corporate structure. Examples of these additional costs relate to intercompany arrangements such as use of intangible property and use of intercompany services.

The Company’s foreign effective tax rate of negative 9.6% in fiscal 2015 differed from the U.S. tax rate of 35% primarily due to foreign losses taxed at rates lower than the Company’s statutory rate and income tax expenses related to uncertain tax positions. Lower rates and uncertain tax positions are also the material components for the foreign effective tax rates for fiscal years 2013 and 2014.

The Company expects that over time its geographic pre-tax income (loss) mix will align more closely with its geographic revenue mix. However, geographic income (loss) mix and the related tax provision may continue to be impacted disproportionately by the effect of transactions related to intercompany arrangements including use of intangible property and rendering of intercompany services. To address the Staff’s concern for expanded MD&A in future filings, the Company will include information substantially similar to the following when applicable:

“In recent years, we reorganized our corporate structure and intercompany relationships to more closely align with the international nature of our business activities. Our corporate structure has caused, and may continue to cause, disproportionate relationships between our overall effective tax rate and other jurisdictional measures.”

4.	In addition, please also explain the nature of and basis for the $51.3 million of additions for tax positions taken in fiscal 2015 presented in your gross unrecognized tax benefit reconciliation in Note 12, page 84.

The Company supplementally advises the Staff that, the nature of a substantial majority of the $51.3 million increase in reserves during fiscal 2015 was attributable to uncertainty regarding intercompany use of intangible property and rendering of intercompany services.

The basis for these additions is primarily due to risks related to the nature of uncertainty and interpretation by tax authorities with respect to the application of the rules impacting intercompany transactions as described in the Company’s Risk Factors on page 27 of the Form 10-K. Further, these additions were evaluated and recorded in accordance with the application of ASC 740-10 in the process outlined in Management’s Discussion and Analysis on page 51 of the Form 10-K.

* * * * *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions or comments regarding the Company’s responses at (408) 753-3754. Thank you for your assistance.

Sincerely,

/s/ Steffan C. Tomlinson
Steffan C. Tomlinson
Chief Financial Officer

cc: Mark D. McLaughlin
Jeffrey C. True, Esq.
Palo Alto Networks, Inc.

Jeffrey D. Saper, Esq.
Jon C. Avina, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Rhonda Munnerlyn
Ernst & Young LLP